NEWS RELEASE

Augusta Resource Appoints Robert P. Pirooz to its Board of Directors

Vancouver, B.C., November 12, 2012 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) is pleased to announce that Robert P. Pirooz has joined its Board of Directors, effective November 9, 2012.

Mr. Pirooz has over twenty years of legal experience focused in the mining sector with a particular strength in strategic transactions. He is currently General Counsel and Director of Pan American Silver Corp. His previous experience includes being Group Vice President, General Counsel for the BCR Group of Companies and Corporate and Commercial Solicitor for several law firms. Mr. Pirooz was called to the British Columbia Bar in 1990 after obtaining a Juris Doctor degree from the University of British Columbia and studying commerce at Dalhousie University. Mr. Pirooz is also Chairman of Lumina Copper Corp. and Director and Secretary of Anfield Nickel Corp.

Richard Warke, Augusta’s Executive Chairman, commented, “Robert’s extensive legal background adds great value to our Board. His experience in mining and strategic transactions supplements the existing skills of our Directors. We believe his expertise will contribute considerably to Augusta as we advance the Rosemont Copper project into construction early next year and become one step closer to achieving our objective of becoming a solid mid-tier copper producer. On behalf of the Board of Directors, we welcome him to the team.”

The Company also announces the resignation of Donald B. Clark from the Board of Directors; however, he will continue to have an advisory role to Augusta on a consultative basis. Mr. Clark has been a valued member of the Board since the inception of the Company. Augusta would like to thank him for his commitment to the Company and wishes him the best in his future endeavours.

The Board of Directors is now comprised of Timothy C. Baker, John R. Brodie, Gil Clausen (President & CEO), W. Durand Eppler, Christopher M. H. Jennings (Lead Director), Robert P. Pirooz, Robert P. Wares and Richard W. Warke (Executive Chairman).

ABOUT AUGUSTA

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information

Augusta Resource Corporation
Letitia Cornacchia, Vice President,

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding, short term financing, future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com